Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2015	2014	2013	2012	2011
(dollars in thousands)
Fixed charges
Total interest charges	$67,178	$66,132	$64,130	$62,056	$60,031
Interest component of rentals	3,060	3,244	2,793	2,690	2,152
Pretax preferred stock dividend requirements of subsidiaries	1,443	1,444	1,421	1,467	1,468
Total fixed charges	$71,681	$70,820	$68,344	$66,213	$63,651
Earnings
Net income attributable to Hawaiian Electric	$136,794	$138,721	$124,009	$100,356	$101,066
Fixed charges, as shown	71,681	70,820	68,344	66,213	63,651
Income taxes	79,422	80,725	69,117	61,048	61,584
Interest capitalized	(3,265)	(3,954)	(7,097)	(4,355)	(2,498)
Earnings available for fixed charges	$284,632	$286,312	$254,373	$223,262	$223,803
Ratio of earnings to fixed charges	3.97	4.04	3.72	3.37	3.52